UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING CHANGES TO NTT DATA INTRAMART’S BUSINESS RESULTS FORECAST

On April 7, 2009, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice regarding changes to NTT DATA Intramart Corporation’s business results forecast. NTT DATA Intramart Corporation is a subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: April 8, 2009

April 8, 2009

Company Name:	Nippon Telegraph and Telephone Corporation

Representative:	Satoshi Miura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

Notice Regarding Changes to NTT DATA Intramart’s Business Results Forecast

Taking recent business trends into consideration, NTT DATA Intramart Corporation, one of the subsidiaries of Nippon Telegraph and Telephone Corporation (“NTT”), revised its business results forecast for the fiscal year ended March 31, 2009, announced on April 24, 2008, as described in the attachment.

These changes are not expected to have a material effect on NTT’s consolidated financial results.

For further information, please contact:
Kei Anzai or Ken Araki
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581
FAX: +81-3-5205-5589

April 7, 2009

Company name: NTT DATA Intramart Corporation

Company representative: Yoshihito Nakayama, President and Chief Executive Officer

(Code number: 3850)

Contact person: Makoto Suzuki, Manager, Business Planning Group

(Tel: +81-3-5549-2823)

NTT DATA Intramart Corporation

Announces Revision of Business Results Forecast

NTT DATA Intramart Corporation hereby announces the following revision of its forecast for the fiscal year ended March 31, 2009, announced on April 24, 2008. The revision is being made due to recent business trends.

Revision of non-consolidated business results forecast for the fiscal year ended March 31, 2009 (April 1, 2008 - March 31, 2009)

	(Units: Millions of yen; %)
	Net sales	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecast (A)	3,011	392	392	215	9,674.52
Revised forecast (B)	2,669	303	308	175	7,856.34
Difference (B-A)	(342)	(89)	(84)	(40)
Percentage difference (%)	(11.4)	(22.7)	(21.4)	(18.6)
(Reference) Results of preceding fiscal period (ended March 31, 2008)	2,492	286	275	158	7,353.11

Reasons for the revision

With the deterioration of economic conditions, companies have been holding off on making capital investments, and an increasing number of our clients have postponed or reviewed their IT investments, making our business environment harsh. Client orders for package software decreased more than anticipated in the fourth quarter. As a result, net sales are projected to be lower than the previously announced forecast. With the decrease in net sales, operating income, ordinary income, and net income for the fiscal year ended March 31, 2009, are each projected to be lower than they were in the previously announced forecast.

Note: The above forecast is based on the information available at the time of this release. Due to various unexpected circumstances, actual results may differ from these forecasts.